Via EDGAR Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mark P. Shuman

RE:	Covisint Corporation
Registration Statement on Form S-1
File No. 333-188603

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Eastern Time) on September 25, 2013, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that during the period from September 11, 2013 to the date of this letter, approximately 2,483 copies of the Preliminary Prospectus dated September 11, 2013 have been distributed as follows: 1,458 to prospective institutional investors; 43 to prospective individual investors; and 982 to prospective underwriters, prospective dealers, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ James Disney
Name:	James Disney
Title:	Director